SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 1994
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.05

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-527

   Date examination completed:  May 31, 2000

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:

     The Dreyfus/Laurel Funds, Inc.

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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY 10166
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Independent Auditors' Report



To the Board of Directors of The Dreyfus/Laurel Funds, Inc.
and Securities and Exchange Commission:

We have examined management's assertion about The Dreyfus/Laurel Funds, Inc. (constituting the Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Intermediate Bond Fund, Dreyfus Disciplined Smallcap Stock Fund, Dreyfus Disciplined Stock Fund, Dreyfus Institutional Government Money Market Fund, Dreyfus Institutional Prime Money Market Fund, Dreyfus Institutional U.S. Treasury Money Market Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Small Company Stock Fund and Dreyfus Premier Tax Managed Growth Fund, and Dreyfus Tax-Smart Growth Fund) (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2000 and for the period from October 31, 1999 (the date of our last examination) through May 31, 2000, with respect to security transactions, without prior notice to management:

* Count and inspection of all securities located in the Mellon Trust - Global Trust Services ("Mellon Trust") vault at 120 Broadway, New York, New York as of May 31, 2000;

* Review of Mellon Trust's systems of reconciliation and control including their reconciliations with The Federal Reserve Bank of Boston, Depository Trust Company, Participant Trust Company and other depositories/ intermediaries, as well as their reconciliation of these holdings with customers' positions. Such review included analysis and testing of a sample of reconciling items;

* Agreement of pending trade activity for the Funds as of May 31, 2000 to their corresponding subsequent bank statements;

* Review of the investment accounts and supporting records of the Funds, including tests of security transactions since our last report, on a test basis.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel Funds, Inc. were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000 with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Dreyfus/Laurel Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


KPMG LLP
July 14, 2000



July 21, 2000

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Dreyfus/Laurel Funds, Inc. (constituting the Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Disciplined Intermediate Bond Fund, Dreyfus Disciplined Small Cap
Stock Fund, Dreyfus Disciplined Stock Fund, Dreyfus Institutional Government Money Market Fund, Dreyfus Institutional Prime Money Market Fund, Dreyfus Institutional U.S. Treasury Money Market Fund, Dreyfus Money Market Reserves, Dreyfus Municipal Reserves, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Balanced Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Mid Cap Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Small Company Stock Fund, Dreyfus Premier Tax Managed Growth Fund and Dreyfus Tax-Smart Growth Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2000 and for the period from October 31, 1999 (date of your last examination) through May 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2000 and for the period from October 31, 1999 (date of your last examination) through May 31, 2000, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Funds, Inc.




Joseph Connolly
Senior Vice President